BIG BEAR CAFÉ

Annual Income and Expense Report
January - October 2020

	Total
INCOME	
Business Income	682,183
TOTAL INCOME:	**682,183**
COST OF GOODS SOLD	
LABOR	
Labor Cost COGS	382,329
TOTAL LABOR (COGS):	382,329
FOOD/BEV COST	
Supplies, Misc.	14,703
Beer, Wine, Liquor Costs	22,553
Coffee, Tea, Bev Costs	78,547
Farms, Local Vendors, Food Costs	198,774
TOTAL FOOD/BEV COST (COGS):	314,577
TOTAL COGS:	**696,906**
NET REVENUE:	**-14,723**
EXPENSES	
Office/Administration Expenses	15,200
Payroll Servicing Fees	2,970
Professional Services	30,669
Insurance (Property, Liability)	2,279
Interest and Fees	1,594
Taxes, Licensing, and Fees	39,030
Construction and Additional Costs	8,245
Utilities	26,033
TOTAL EXPENSES:	**126,020**
NET PROFIT:	**-140,743**